                                                                                                                                                                                                                                                                                                                                                                                                                                             Exhibit 99.1

INDIVIOR PLC (THE 'COMPANY') - DIRECTOR/PDMR SHAREHOLDINGS - CORRECTION

The following amendment has been made to the 'Director/PDMR Shareholding' announcement released on March 8, 2023 at 09:42 under RNS number: 3033S.

In relation to the shares acquired by Mark Stejbach on March 6, 2023, the number of shares purchased was incorrectly stated due to administrative error and has been corrected from 1,400 to 1,300.

As at the date of this announcement, Mark Stejbach has an interest in 12,584 shares in the Company.

All other details remain unchanged.

The full amended text is shown below.

INDIVIOR PLC (THE 'COMPANY')

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') AND PERSONS CLOSELY ASSOCIATED WITH THEM

The Company announces that it received notification on March 7, 2023 that Mark Stejbach, a

Non-Executive Director of the Company, acquired 1,300 shares at an average price of £15.0229 per share on March 6, 2023.

Following this transaction, Mark Stejbach has an interest in 9,584 shares in the Company.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Stejbach
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Amendment
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 ISIN: GB00BN4HT335
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP £15.0229	1,300
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	March 6, 2023
f)	Place of the transaction	London Stock Exchange (XLON)